    WORLD MONITOR TRUST--
    SERIES C
    MONTHLY REPORT/
    MARCH 31, 2000

WORLD MONITOR TRUST--SERIES C
--------------------------------------------------------------------------------

Dear Interest Holder:

Enclosed is the report for the period from February 26, 2000 to March 31, 2000 for World Monitor Trust--Series C ('Series C'). The net asset value of an interest as of March 31, 2000 was $74.83, a decrease of 9.14% from the February 25, 2000 value of $82.36. The year-to-date return for Series C was a decrease of 22.04% as of March 31, 2000.

Quarterly Market Overview
While the Y2K scare passed without incident, the new year brought renewed volatility to the world's financial markets. As stock indexes reached new highs, stock valuations appeared driven more by investor interest than each company's fundamental earnings. March marked a reversal of the differences between 'old' economy and 'new' economy stocks as the technology laden indexes slumped and many traditional indexes recovered lost ground.
The U.S. Federal Reserve, European Central Bank, Bank of England, Reserve Bank of Australia, and Bank of Canada increased interest rates in early February. The rate increases shared motivation of strong economic growth and concerns about inflation. Despite rate hikes and news of robust worldwide economic growth, global bond markets continued to rally partially due to investors seeking refuge from volatile equity markets.

In the currency markets, the U.S. dollar advanced sharply in early 2000. The dollar's advance had been driven by strong growth and soaring asset prices, resulting in record levels of foreign capital coming into the United States. Since its inception a year ago, the euro has declined more than 17% against the U.S. dollar, 21% against the Japanese yen and 11% against the British pound. The euro touched an all time low at .9500 against the U.S. dollar in March. The currency's weakness has raised political problems for the European Central Bank and contributed to the recent decision to hike interest rates without any clear inflation threat. The Swiss franc had spent most of the last few months drifting lower against the U.S. dollar, tracking the euro's trend. The Japanese yen rallied sharply, gaining on the U.S. dollar and most other currencies in the final months of Japan's fiscal year (which ended March 31st). This is attributed to positive sentiment regarding Japan's economic recovery. Additionally, uncertainty regarding the direction of U.S. equities prompted many market participants to convert assets into yen.

Energy prices continued their climb throughout January and February and into the first week of March. Crude oil futures prices rose above $33 a barrel, the highest level for a front-month (the most liquid) contract since the Gulf War in 1991. The energy sector reached a high early in March just prior to OPEC's agreement to increase production sufficiently to stabilize prices. Political pressure by the United States, along with a desire among OPEC members to maintain a crude oil price in the range of $22-$28 per barrel, prompted the cartel to announce a production increase. The May contract closed below $27 a barrel at quarter end.

Quarterly Performance of Series C

The following is a summary of performance for the major sectors in which Series C traded:

Financial (-): Global bond yields generally declined while inflationary pressure continued to build and economies improved. Losses incurred at the beginning of the quarter in short Japanese government bond and 30-year U.S. Treasury bond positions were partially offset by profits on long positions in U.S. Treasury notes and European bonds in March.

Metals (-): Net losses in the metal sector resulted from short zinc positions as that market rallied amid evidence of increased demand. Series C's long exposure to gold also provided losses as prices drifted lower during the second half of the quarter.

Index (-): Despite profits in the German DAX, the index sector incurred net losses due to long positions in the British FTSE and Japanese Nikkei.

Currency (-): Japanese yen gained on the U.S. dollar and most other currencies in the final month of Japan's fiscal year. Short yen positions as well as Japanese yen/British pound cross-rate positions resulted in losses.

Softs (+): Short sugar positions contributed gains as that market fell during the first two months of the quarter.

The estimated net asset value per interest as of April 24, 2000 was $75.36. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,

          /s/ Joseph A. Filicetti
          --------------------------
          Joseph A. Filicetti
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
--------------------------------------------------------
For the period from February 26, 2000 to
  March 31, 2000
Revenues:
Realized loss on commodity
  transactions............................   $  (942,453)
Change in unrealized commodity
  positions...............................      (410,477)
Interest income...........................        83,513
                                             -----------
                                              (1,269,417)
                                             -----------
Expenses:
Commissions...............................       102,046
Management fee............................        26,295
                                             -----------
                                                 128,341
                                             -----------
Net loss..................................   $(1,397,758)
                                             -----------
                                             -----------

STATEMENT OF CHANGES IN NET ASSET VALUE
---------------------------------------------------------
For the period from February 26, 2000 to
  March 31, 2000
                                                    Per
                                       Total      Interest
                                    -----------   -------
Net asset value at beginning
  of period (185,693.398
  interests)......................  $15,293,339   $ 82.36
Contributions.....................       64,800
Net loss..........................   (1,397,758)
Redemptions.......................     (578,052)
                                    -----------
Net asset value at end of
  period (178,838.669
  interests)......................  $13,382,329     74.83
                                    -----------
                                    -----------
                                                  -------
Change in net asset
  value per interest...........................   $ (7.53)
                                                  -------
                                                  -------
Percentage change..............................     (9.14)%
                                                  -------
                                                  -------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust--Series C is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                                 /s/ Barbara J. Brooks
                                 ---------------------
                             by: Barbara J. Brooks
                            Chief Financial Officer